UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2018 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Therapix Biosciences Announces FDA Clearance of Investigational New Drug (IND) for Phase IIa Clinical Trial of THX-110 in the Treatment of Chronic Low Back Pain

Therapix Biosciences Ltd. (the “Company”) announced on March 20, 2018 that the U.S. Food and Drug Administration has cleared its Investigational New Drug application (IND) for THX-110 in the treatment of Chronic Low Back Pain. The Company expects to commence a Phase IIa Clinical Trial titled "Examining the Efficacy of THX-110 [Dronabinol (synthetic Δ9-tetrahydracannabinol) and Palmitoylethanolamide (PEA)] for Chronic Low Back Pain" during the second quarter of 2018. The Phase IIa Clinical Trial is a single-arm, open-label trial, in which each subject receives one daily treatment of the drug via oral administration and is followed-up for a period of 6 weeks with an additional 2 weeks follow up after the last study treatment. Approximately 20 subjects are expected to participate and receive the drug in the context of the Clinical Trial at the Comprehensive Research Institute (CRI) in Hendersonville, TN, U.S.A. The primary endpoint of the Clinical Trial is to prove the safety, tolerance and efficacy of THX-110 in the treatment of adult patients suffering from chronic low back pain, with efficacy measured by the improvement of quality of life outcomes.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: March 20, 2018

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